51 Madison Avenue

New York, New York 10010

August 27, 2021

VIA EDGAR

John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Mr. Ganley:

This letter responds to your comments, provided via telephonic discussion, regarding the Registrant’s filing on June 24, 2021 of Post-Effective Amendment No. 199 to its Registration Statement under the Securities Act of 1933 and Amendment No. 201 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Candriam ESG US Equity ETF and IQ Candiram International Equity ETF (each, a “Fund” and together, the “Funds”), each a series of the Trust. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Annual Fund Operating Expenses

Comment 1: Please confirm that the Funds’ investment adviser is not planning to recoup any of the expenses that are waived pursuant to the expense waiver agreement.

Response: The Expense Limitation Agreement for the Funds does not provide for any recoupment of expenses by the Advisor.

Principal Investment Strategies

Comment 2: Please supplementally provide the staff of the Securities and Exchange Commission (the “Staff”) with a copy of each Fund’s index methodology.

Response: Copies of each Fund’s index methodology have been provided in separate correspondence.

Comment 3: Please revise the disclosure to include additional detail regarding the investment criteria being used to score securities on “ESG” metrics. Such disclosure should make clear to an investor what ESG factors are emphasized and most relevant in determining a security’s ESG score.

Response: The Registrant has added disclosure regarding the ESG criteria in each Fund’s Underlying Index.

Comment 4: The Staff notes the following disclosure set forth below.

The companies with an overall ranking in the top 70% of the eligible universe within each industry sector based on this ESG selection process are included in the Underlying Index, unless a company is excluded as a result of the second step in the ESG security selection process.

Pursuant to this disclosure, companies with a below average ESG ranking (i.e., those ranked in the 50th to 70th percentile) are selected for inclusion in the Fund’s portfolio. Given that each Fund seeks to emphasize those companies meeting certain ESG thresholds, please explain the basis of the Funds’ belief that such securities are properly included in a Fund’s portfolio.

Response: As disclosed in the first paragraph of the Funds’ “Principal Investment Strategies” section of the Prospectus, the Funds’ seek to provide exposure to securities of issuers meeting ESG criteria. Each Underlying Index’s methodology contains multiple steps for selecting those companies that meet the Underlying Index’s ESG criteria. The first step, which is the subject of the Staff’s comment, seeks to identify companies with an overall ranking in the top 70% of the eligible universe within each industry sector based on the Underlying Index’s ESG selection process. The second step further refines the portfolio through an exclusionary screen based on any continued and significant non-compliance with the Principles of the United Nation’s Global Compact, as well as the exclusion of companies engaged in certain businesses. The Registrant thoughtfully considered the Staff’s comment but ultimately believes that securities that meet both of these standards are appropriately represented in an index seeking to provide exposure to equity securities of companies meeting ESG criteria.

Comment 5: Please revise the disclosure describing the index methodology in the section entitled “Principal Investment Strategies” into multiple paragraphs. In addition, please revise the disclosure to clarify what is meant by “minimum threshold” in the disclosure set forth below.

The second step in the ESG security selection process is an exclusionary screen based on any continued and significant non-compliance with the principals within the United Nation’s Global Compact as well as the exclusion of companies engaged in certain businesses beyond minimum thresholds (e.g., companies that operate in countries with oppressive regimes, that operate in adult content, alcohol, armament, gambling, nuclear, and tobacco sectors, or that utilize animal testing or genetic modification in research and development). (emphasis added)

Response: The Registrant has revised the disclosure into additional paragraphs and bullet points. The Registrant believes that providing additional, specific detail about the minimum threshold for each of the identified business activities would add significant complexity to the disclosure and is not helpful for investors. The Registrant notes that each Fund’s index methodology is publicly available on the Advisor’s website, and the Prospectus states that “Additional information regarding the Underlying Indices developed and maintained by IndexIQ, including the index methodology and composition, is available at newyorklifeinvestments.com.”

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Comment 6: Please provide more detail regarding the United Nation’s Global Compact. Such disclosure need not be set forth in the section entitled “Principal Investment Strategies,” but rather may be set forth in the section entitled “Description of the Principal Investment Strategies of the Funds.”

Response: The Registrant has added disclosure regarding the Principles of the United Nation’s Global Compact.

Comment 7: Please revise the disclosure to disclose the frequency with which each Fund’s Underlying Index is reconstituted.

Response: The Registrant has added disclosure that the Underlying Index is reconstituted and rebalanced quarterly.

Comment 8: Please revise the disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks” to include disclosure regarding a Fund’s significant exposure, if any, to any investment sectors or geographic regions.

Response: The Registrant has added disclosure regarding exposure to certain investment sectors or geographic regions, as applicable.

Comment 9: The Staff notes the risks are currently in alphabetical order. Please consider moving the most important risks to the beginning of the Principal Risks. For example, the Staff requests the Fund more prominently disclose the Equity Securities Risk and ESG Investing Style Risk.

Response: The Registrant respectfully declines to re-order its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the Funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the Funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

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Comment 10: It is the Staff’s view that having ESG (referring to “environment, social and corporate governance”) in the name of a Fund suggests a type of investment that the Fund will invest in. As such, please add to each Fund’s existing investment policy that the Fund will invest at least 80% of its assets in securities that meet environmental, social, and corporate governance standards.

Response: We do not believe that the term ‘ESG’ is a type of investment subject to Rule 35d-1 under the 1940 Act. Nevertheless, the Underlying Index’s methodology stipulates that only those securities that meet its ESG criteria will be selected for inclusion in the Underlying Index, and thus held by a Fund. Therefore, since each Fund has adopted a policy to invest at least 80% of its assets in securities that comprise the Index, at least 80% of each Fund’s assets will be invested in securities that meet the Index’s ESG criteria.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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